The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-257113

Subject to Completion, Dated December 20, 2021

Pricing Supplement dated              , 2021

(To Equity Index Underlying Supplement dated September 2, 2021,

Prospectus Supplement dated September 2, 2021 and Prospectus dated September 2, 2021)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$               Capped Leveraged Buffered Notes with Averaging Dates Linked to the S&P 500® Index due May 3, 2027

•	The Capped Leveraged Buffered Notes with Averaging Dates (the “notes”) provide a cash payment at maturity based on the performance of the S&P 500® Index (the “Index”), for each $1,000 in principal amount of the notes, calculated as follows:

o	If the Final Level is greater than or equal to the Upper Threshold Level (140% of the Initial Level):

$1,536.00 + [$1,000 × 165.56% × (Percentage Change – 40%)], subject to the Maximum Redemption Amount of $1,834.00

o	If the Final Level is less than the Upper Threshold Level but greater than the Initial Level:

$1,000 + ($1,000 × 134.00% × Percentage Change)

o	If the Final Level is equal to or less than the Initial Level but greater than or equal to the Lower Threshold Level (90% of the Initial Level):

$1,000.00

o	If the Final Level is less than the Lower Threshold Level:

$1,000 + [$1,000 × (Percentage Change + 10%)]

In this case, you may lose up to 90% of the principal amount.

•	The notes do not pay interest.

•	The notes will not be listed on any securities exchange.

•	The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000.

The notes are unsecured obligations of the Bank and any payment on the notes is subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-7 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Agent’s Commission(1)(2)	Proceeds to Issuer
Per Note	$1,000.00	Up to $1.25	At least $998.75
Total	$	$	$

(1)	Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the price to public for investors purchasing the notes in these accounts may be between $998.75 and $1,000.00 per note.

(2)	CIBC World Markets Corp. (“CIBCWM”), acting as agent for the Bank, will receive a commission of up to $1.25 (0.125%) per $1,000 principal amount of the notes. CIBCWM may use a portion or all of its commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-13 of this pricing supplement.

The initial estimated value of the notes on the Trade Date as determined by the Bank is expected to be between $963.50 and $983.50 per $1,000 principal amount of the notes, which is expected to be less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about December 23, 2021 against payment in immediately available funds.

CIBC Capital Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated September 2, 2021 (the “prospectus”), the prospectus supplement dated September 2, 2021 (the “prospectus supplement”) and the Equity Index Underlying Supplement dated September 2, 2021 (the “underlying supplement”). Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•	Underlying supplement dated September 2, 2021:

https://www.sec.gov/Archives/edgar/data/1045520/000110465921112442/tm2123981d23_424b5.htm

•	Prospectus supplement dated September 2, 2021:

https://www.sec.gov/Archives/edgar/data/1045520/000110465921112440/tm2123981d29_424b5.htm

•	Prospectus dated September 2, 2021:

https://www.sec.gov/Archives/edgar/data/1045520/000110465921112558/tm2123981d24_424b3.htm

PS-1

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce
Reference Asset:	The S&P 500® Index (Bloomberg ticker “SPX”)
Principal Amount:	$1,000 per note
Aggregate Principal Amount:	$
Term:	Approximately five years and four months
Trade Date:	Expected to be December 20, 2021
Original Issue Date:	Expected to be December 23, 2021 (to be determined on the Trade Date and expected to be the third scheduled Business Day after the Trade Date)
Valuation Period:	Expected to be each scheduled Trading Day from and including January 28, 2027 to and including April 28, 2027, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Is a Single Index” in the underlying supplement.
Maturity Date:	Expected to be May 3, 2027, subject to postponement as described under “Certain Terms of the Notes— Valuation Dates—For Notes Where the Reference Asset Is a Single Index” in the underlying supplement.
Payment at Maturity:

For each $1,000 in principal amount of the notes, the Payment at Maturity will be a cash amount equal to:

•      If the Final Level is greater than or equal to the Upper Threshold Level, the lesser of:

(1)    $1,536 + [$1,000 × 165.56% × (Percentage Change – 40%)]; and

(2)    Maximum Redemption Amount

•      If the Final Level is less than the Upper Threshold Level but greater than the Initial Level:

 $1,000 + ($1,000 × 134.00% × Percentage Change)

•      If the Final Level is equal to or less than the Initial Level but greater than or equal to the Lower Threshold Level:

$1,000.00

•      If the Final Level is less than the Lower Threshold Level:

 $1,000 + [$1,000 × (Percentage Change + 10%)]

If the Final Level is less than the Lower Threshold Level, you will lose 1% of the principal amount for each 1% decrease in the level of the Index by more than 10%. Accordingly, you may lose up to 90% of the principal amount.

Maximum Redemption Amount:	$1,834.00 per $1,000 in principal amount of the notes

PS-2

Upper Threshold Level:	140% of the Initial Level (rounded to two decimal places).
Lower Threshold Level:	90% of the Initial Level (rounded to two decimal places).
Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level
Initial Level:	The arithmetic average of the Closing Level of the Index on each scheduled Trading Day from and including December 17, 2021 to and including December 30, 2021, excluding any scheduled Trading Day on which a Market Disruption Event occurs.
Final Level:	The arithmetic average of the Closing Levels of the Index on each scheduled Trading Day during the Valuation Period.
Calculation Agent:	Canadian Imperial Bank of Commerce.
CUSIP/ISIN:	13607X4B0 / US13607X4B03
Fees and Expenses:	The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.
The Trade Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

PS-3

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Level of the Index relative to the Initial Level. We cannot predict the Closing Level of the Index at any time during the term of the notes. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Index or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of Percentage Changes of the Index from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described here assume that the notes are held to maturity. The following table and examples assume the following:

Principal Amount:	$1,000

Maximum Redemption Amount:	$1,834.00 per $1,000 in principal amount of the notes

Hypothetical Initial Level:	100

Hypothetical Upper Threshold Level:	140.00 (140.00% of the Initial Level)

Hypothetical Lower Threshold Level:	90.00 (90.00% of the Initial Level)

Hypothetical Final Level of the Index	Hypothetical Percentage Change of the Index	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
200.00	100.00%	$1,834.00	83.400%
175.00	75.00%	$1,834.00	83.400%
158.00	58.00%	$1,834.00(1)	83.400%
155.00	55.00%	$1,784.34	78.434%
150.00	50.00%	$1,701.56	70.156%
140.00(2)	40.00%	$1,536.00	53.600%
120.00	20.00%	$1,268.00	26.800%
110.00	10.00%	$1,134.00	13.400%
105.00	5.00%	$1,067.00	6.700%
100.00(3)	0.00%	$1,000.00	0.000%
99.00	-1.00%	$1,000.00	0.000%
95.00	-5.00%	$1,000.00	0.000%
90.00(4)	-10.00%	$1,000.00	0.000%
80.00	-20.00%	$900.00	-10.000%
70.00	-30.00%	$800.00	-20.000%
50.00	-50.00%	$600.00	-40.000%
30.00	-70.00%	$400.00	-60.000%
10.00	-90.00%	$200.00	-80.000%
0.00	-100.00%	$100.00	-90.000%

(1)	The payment on the notes cannot exceed the Maximum Redemption Amount.

(2)	This is the hypothetical Upper Threshold Level.

(3)	The hypothetical Initial Level of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Initial Level of the Index.

(4)	This is the hypothetical Lower Threshold Level.

PS-4

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1—Upside Scenario A. The Final Level is 200.00, resulting in a Percentage Change of 100.00%. In this example, the Final Level is greater than or equal to the Upper Threshold Level, and the Payment at Maturity will be equal to the lesser of:

(1) $1,536 + [$1,000 × 165.56% × (Percentage Change – 40%)]

= $1,536 + [$1,000 × (165.56% × (100.00% - 40%)]

= $1,536 + [$1,000× 165.56% × 60.00%]

= $1,536 + $993.36

= $2,529.36; and

(2) Maximum Redemption Amount of $1,834.00

In this scenario, the Payment at Maturity of $2,529.36 is greater than the Maximum Redemption Amount. Therefore, the Payment at Maturity would be the Maximum Redemption Amount of $1,834.00, resulting a return on the notes of 83.40%, which is less than the Percentage Change. As a result, an investment in the notes would underperform a hypothetical alternative investment providing 1-to-1 exposure to the appreciation of the Index from the Initial Level without a maximum return.

Example 2—Upside Scenario B. The Final Level is 150.00, resulting in a Percentage Change of 50.00%. In this example, the Final Level is greater than or equal to the Upper Threshold Level.

Payment at Maturity = $1,536 + [$1,000 × 165.56% × (Percentage Change – 40%)]

= $1,536 + [$1,000 × 165.56% × (50.00% – 40%)]

= $1,536 + [$1,000 × 165.56% × 10.00%]

= $1,536 + $165.56

= $1,701.56, which is less than the Maximum Redemption Amount.

In this scenario, the Final Level is greater than or equal to the Upper Threshold Level, and the return on the notes would equal (i) 53.60% plus (ii) the product of (a) 165.56% and (b) the amount by which the Percentage Change exceeds 40%. The Payment at Maturity would be $1,701.56, which is less than the Maximum Redemption Amount.

Example 3—Upside Scenario C. The Final Level is 120.00, resulting in a Percentage Change of 20.00%. In this example, the Final Level is less than the Upper Threshold Level but greater than the Initial Level.

Payment at Maturity = $1,000 + ($1,000 × 134% × Percentage Change)

= $1,000 + ($1,000 × 134% × 20.00%)

= $1,000 + $268.00

= $1,268.00

In this scenario, the Final Level is less than the Upper Threshold Level but greater than the Initial Level, and the return on the notes would be the product of (a) 134% and (b) the Percentage Change. The Payment at Maturity would be $1,268.00.

Example 4—Par Scenario D. The Final Level is 95.00, resulting in a Percentage Change of -5.00%. In this example, the Final Level is equal to or less than the Initial Level but greater than or equal to the Lower Threshold Level.

Payment at Maturity = $1,000

In this scenario, the Final Level is equal to or less than the Initial Level but greater than or equal to the Lower Threshold Level. Therefore, you would receive the principal amount of the notes at maturity, resulting a return of 0%.

PS-5

Example 5—Downside Scenario E. The Final Level is 30.00, resulting in a Percentage Change of -70.00%. In this example, the Final Level is less than the Lower Threshold Level.

Payment at Maturity = $1,000 + [$1,000 × (Percentage Change + 10%)]

= $1,000 + [$1,000 × (-70.00% + 10.00%)]

= $1,000 + [$1,000 × -60.00%]

= $1,000 - $600

= $400.00

In this scenario, the Index has decreased from the Initial Level to the Final Level by more than 10%. As a result, the return on the notes in this scenario would be negative and would reflect a loss of 1% of the principal amount of your notes for every 1% by which the Index declined beyond 10%.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

Structure Risks

You may lose up to 90% of the principal amount of your notes.

The notes do not guarantee full return of principal. The repayment of any principal on the notes at maturity depends on the Final Level of the Index. The Bank will only repay you at least the full principal amount of your notes if the Final Level is equal to or greater than the Lower Threshold Level. If the Final Level is less than the Lower Threshold Level, you will be exposed on a 1-to-1 basis to any decrease in the level of the Index by more than 10%. You may lose up to 90% of your principal amount.

The payment on your notes will be limited by the Maximum Redemption Amount.

Your ability to participate in any increase in the level of the Index will be limited because of the Maximum Redemption Amount. The Maximum Redemption Amount will limit the payment you may receive at maturity, no matter how much the level of the Index may rise over the term of the notes.

The Initial Level of the Index will be determined after the Trade Date of the notes.

The Initial Level of the Index will be the arithmetic average of the Closing Level of the Index on each scheduled Trading Day from and including December 17, 2021 to and including December 30, 2021. Therefore, the Initial Level may be greater than the Closing Level of the Index on the Trade Date. Any appreciation of the Index over the period in which the Initial Level is determined will generally be unfavorable for you, because any increase in the Initial Level will increase the Final Level that the Index must reach for you to receive a favorable return on the notes at maturity. Your return on the notes may be less favorable than it would have been if the Initial Level was determined on the Trade Date.

The Final Level of the Index is not based on the level of the Index at any time other than the Valuation Period.

The Final Level of the Index will be based on the Closing Levels of the Index during the Valuation Period. Therefore, if the Closing Levels of the Index declined substantially during the Valuation Period compared to the Initial Level, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Levels of the Index on dates other than the Valuation Period. Although the actual levels of the Index at other times during the term of the notes may be higher than its Closing Levels during the Valuation Period, the payment on the notes will not benefit from the Closing Levels of the Index at any time other than the Valuation Period.

In addition, because the Final Level will be equal to the arithmetic average of the Closing Levels of the Index on each scheduled Trading Day during the Valuation Period, the Final Level may be less than the Closing Level of the Index on a single Valuation Date.

Conflicts of Interest

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to the Index or any securities included in the Index that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon the Index. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they adversely affect the level of the Index or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we, the agent and our other affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty, which may include any dealer from which you purchase the notes. Any of these hedging activities may adversely affect the level of the Index and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, one or more of our other affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, our other affiliates or any unaffiliated counterparty receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, our other affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payment on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event has occurred on a scheduled Trading Day from and including December 17, 2021 to and including December 30, 2021 or during the Valuation Period. See “Certain Terms of the Notes—Valuation Dates” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. None of us, CIBCWM or any of our other affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Tax Risks

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Material U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences – Canadian Taxation” in the prospectus.

General Risks

Payment on the notes is subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes will exceed the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which will be determined by reference to the Bank’s internal pricing models when the terms of the notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the level of the Index, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate to be used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the Trade Date, and any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The notes will not be listed on any securities exchange and we do not expect a trading market for the notes to develop.

The notes will not be listed on any securities exchange. Although CIBCWM and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop for the notes. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity.

INFORMATION REGARDING THE REFERENCE ASSET

The Index is calculated, maintained and published by S&P Dow Jones Indices LLC. The Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. See “Index Descriptions—The S&P U.S. Indices” beginning on page S-45 of the accompanying underlying supplement for additional information about the Index.

In addition, information about the Index may be obtained from other sources, including, but not limited to, the Index sponsor’s website (including information regarding the Index’s sector weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes. None of us, CIBCWM or any of our other affiliates makes any representation that such publicly available information regarding the Index is accurate or complete.

Historical Performance of the Index

The following graph sets forth daily Closing Levels of the Index for the period from January 1, 2016 to December 17, 2021. On December 17, 2021, the Closing Level of the Index was 4,620.64. We obtained the Closing Levels below from Bloomberg L.P. (“Bloomberg”) without independent verification. The historical performance of the Index should not be taken as an indication of its future performance, and no assurances can be given as to the level of the Index at any time during the term of the notes. We cannot give you assurance that the performance of the Index will result in the return of any of your investment.

Historical Performance of the Index

Source: Bloomberg

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion entitled “Material U.S. Federal Income Tax Consequences” in the underlying supplement, which you should carefully review prior to investing in the notes.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, you should generally recognize capital gain or loss upon the sale, exchange or payment upon maturity in an amount equal to the difference between the amount you receive in such transaction and the amount that you paid for your notes. Such gain or loss should generally be treated as long-term capital gain or loss if you have held your notes for more than one year.

The expected characterization of the notes is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. It is possible that the IRS would seek to characterize the notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. Such alternate treatments could include a requirement that a holder accrue ordinary income over the life of the notes or treat all gain or loss at maturity as ordinary gain or loss. For a more detailed discussion of certain alternative characterizations with respect to the notes and certain other considerations with respect to an investment in the notes, you should consider the discussion set forth in “Material U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

CIBCWM will purchase the notes from CIBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. CIBCWM or other registered broker-dealers will offer the notes at the price to public set forth on the cover page of this pricing supplement. CIBCWM may receive a commission of up to $1.25 (0.125%) per $1,000 principal amount of the notes and may use a portion or all of that commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The price to public for notes purchased by certain fee-based advisory accounts may vary between 99.875% and 100.00% of the principal amount of the notes. Any sale of a note to a fee-based advisory account at a price to public below 100.00% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the notes to such advisory account but not by more than 0.125% of the principal amount of the notes.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We expect to deliver the notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this pricing supplement in the initial sale of the notes. In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Original Issue Date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the Trade Date, the price at which CIBCWM may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the notes at that time, and could be lower than CIBCWM’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes will be determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes will be lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to CIBCWM and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes” in this pricing supplement.